UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                  )1

SinoTech Energy Limited
(Name of Issuer)

American Depositary Shares, each representing two Ordinary Shares, $.0001 par value
(Title of Class of Securities)

829359108
(CUSIP Number)

January 12, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d - 1(b)
☒	Rule 13d - 1(c)
☐	Rule 13d - 1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 829359108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CCB International Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

	N/A	(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER
		8,922,220

NUMBER OF	6	SHARED VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING		8,922,220
PERSON WITH
	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,922,220

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See Instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON (See Instructions)

FI

Item 1 (a).	Name of Issuer:

SinoTech Energy Limited

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3/F, No. 19 Ronghua South Road
Beijing Economic-Technological Development Area
Beijing 100176
People’s Republic of China

Item 2 (a).	Name of Person Filing:

CCB International Asset Management Limited

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

34th Floor,
Two Pacific Place,
88 Queensway, Admiralty
Hong Kong

Item 2 (c).	Citizenship:

Hong Kong

Item 2 (d).	Title of Class of Securities:

American Depositary Shares, each representing two Ordinary Shares, $.0001 Par Value Per Share

Item 2 (e).	CUSIP No.

829359108

Page 3 of 6 pages

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Filing Person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

8,922,220 Ordinary Shares

(b)	Percent of Class:

6.8% (based on 131,578,948 ordinary shares reported by the Issuer to be outstanding after its initial public offering in its report on Form F1/A filed with the Securities and Exchange Commission on November 3, 2010).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote 8,922,220 Ordinary Shares.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 8,922,220 Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of 0.

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2011
Date

CCB INTERNATIONAL ASSET MANAGEMENT LIMITED

/s/ Li Ngai
Signature

Li Ngai, Managing Director
Name/Title

Page 6 of 6 pages